Exhibit 2.34

XEROX LITIGATION AGREEMENT

This Xerox Litigation Agreement (the “Agreement”) is executed on June 3, 2003 and made effective as of the Effective Date (as defined below), by and between Palm, Inc., a Delaware corporation (“Palm”), having an office at 400 N. McCarthy Blvd., Milpitas, California 95035 and PalmSource, Inc., a Delaware corporation (“PalmSource”), having an office at 1240 Crossman Avenue, Sunnyvale, CA 94089.

RECITALS

WHEREAS, PalmSource was formed by Palm to conduct the business of developing, marketing and supporting operating system platforms, basic applications, developer tools and other software products complementary to such platforms for mobile information devices;

WHEREAS, in connection with the formation of PalmSource, Palm and PalmSource entered into, effective as of the Separation Date, the Master Separation Agreement and certain Ancillary Agreements, in order to set forth the rights and obligations of the parties with respect to the separation of the business of Palm and PalmSource, including the General Assignment and Assumption Agreement, the Litigation Disclosure Letter and the Indemnification and Insurance Matters Agreement (each, as defined below and collectively included in the “Ancillary Agreements”), which, among other things, sets forth certain indemnification obligations;

WHEREAS, the parties also entered into, effective as of the Separation Date, the Software License Agreement (as defined below), in which PalmSource granted to Palm a royalty-bearing license to certain operating system software and related software applications, ownership of which was allocated to PalmSource under the Master Separation Agreement and the Ancillary Agreements and under which PalmSource also assumed certain indemnification obligations relating to the same;

WHEREAS, the parties contemplate that Palm will distribute to holders of its common stock all of the PalmSource shares held by Palm, upon which distribution PalmSource will be an independent public company and Palm will have no continuing ownership interest in PalmSource;

WHEREAS, the parties desire to amend and restate the respective obligations of the parties under the Master Separation Agreement and the Ancillary Agreements (including the Software License Agreement) as they relate to claims by Xerox Corporation (“Xerox”) of alleged patent infringement of U.S. Patent No. 5,596,656, including Case No. 97-CV-6128T, filed on April 28, 1997 in the United States District Court for the Western District of New York and related appeals and proceedings; and

NOW, THEREFORE, in consideration of the mutual promises of the parties, and of good and valuable consideration, it is agreed by and between the parties as follows:

ARTICLE 1

DEFINITIONS

For the purpose of this Agreement the following capitalized terms are defined in this Article 1 and shall have the meaning specified herein:

1.1 ANCILLARY AGREEMENTS. “Ancillary Agreements” means the items and agreements listed in Section 3.1 of the Master Separation Agreement and all agreements and documents contemplated by such agreements.

1.2 COVERED OS VERSIONS. “Covered OS Version” means version 5.0 through 5.1 and 4.1.1 and earlier versions of the Palm OS®.

1.3 EFFECTIVE DATE. “Effective Date” means                                 .

1.4 GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT. “General Assignment and Assumption Agreement” means that certain General Assignment and Assumption Agreement entered into between Palm and PalmSource on May 9, 2002 and made effective as of the Separation Date, as amended as of the Effective Date.

1.5 INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT. “Indemnification and Insurance Matters Agreement” means that certain Indemnification and Insurance Matters Agreement entered into between Palm and PalmSource on May 9, 2002 and made effective as of the Separation Date, as amended as of the Effective Date.

1.6 LITIGATION DISCLOSURE LETTER. “Litigation Disclosure Letter” means that certain Litigation Disclosure Letter delivered by Palm to PalmSource pursuant to the terms set forth in Article II, Section 2.1 of the General Assignment and Assumption Agreement.

1.7 MASTER CONFIDENTIAL DISCLOSURE AGREEMENT. “Master Confidential Disclosure Agreement” means that certain Master Confidential Disclosure Agreement entered into between Palm and PalmSource on May 9, 2002 and made effective as of the Separation Date.

1.8 MASTER SEPARATION AGREEMENT. “Master Separation Agreement” means that certain Master Separation Agreement entered into between Palm and PalmSource on May 9, 2002 and made effective as of the Separation Date.

1.9 PERSON. “Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

1.10 SEPARATION DATE. “Separation Date” means 12:01 a.m., Pacific Time, December 3, 2001.

1.11 SOFTWARE LICENSE AGREEMENT. “Software License Agreement” means that certain Software License Agreement and related letter agreements, each entered into between Palm and PalmSource on May 9, 2002 and made effective as of the Separation Date, as amended and restated as of the Effective Date.

1.12 THIRD PARTY LICENSEE. “Third Party Licensee” means any licensee of PalmSource as of                  under a Third Party Software License Agreement.

1.13 THIRD PARTY SOFTWARE LICENSE AGREEMENT. “Third Party Software License Agreement” means any software license agreement to which PalmSource is a party granting to a third party a license to a Covered OS Version, whether or not such agreement was entered into by Palm (or its predecessors) prior to the Separation Date and assigned to PalmSource pursuant to the Master Separation Agreement and Ancillary Agreements or was entered into by PalmSource after the Separation Date, but excluding (i) any new such agreement entered into after                          and (ii) any amendment entered into after                          which expands the licensee’s right to distribute Covered OS Versions with respect to the term, territory or field, unless PalmSource is required by the terms of such Third Party Software License Agreement to consent to such expansion.

1.14 XEROX LITIGATION. “Xerox Litigation” means:

(a) the patent infringement litigation filed by Xerox on April 28, 1997, Case No. 97-CV-6128T with respect to the Covered OS Versions,

(b) the foregoing case to the extent that PalmSource may be named as an additional defendant with respect to the Covered OS Versions,

(c) any future legal action by Xerox against Palm alleging infringement by Palm of the Xerox Patent with respect to the Covered OS Versions,

(d) any future legal action by Xerox against PalmSource alleging infringement by PalmSource of the Xerox Patent with respect to the Covered OS Versions, but only if such action is properly tendered to Palm in accordance with the terms of Article 4 below, and

(e) any future legal action by Xerox against any Third Party Licensee alleging infringement by such licensee of the Xerox Patent with respect to the Covered OS Versions distributed pursuant to a Third Party Software License Agreement, but only if such action is properly tendered to Palm in accordance with the terms of Article 4 below and only if PalmSource has met its obligations under Section 5.3.

1.15 XEROX PATENT. “Xerox Patent” means U.S. Patent No. 5,596,656.

ARTICLE 2

LITIGATION

2.1 MANAGEMENT AND COSTS.

(a) Palm shall have the sole responsibility for and control of the management of the Xerox Litigation, including, without limitation, the defense, determining strategy, making all decisions, hiring counsel, and settlement. PalmSource acknowledges and agrees that Palm has, at the request of PalmSource, so managed the Xerox Litigation prior to the Effective Date and waives any right to object thereto that may arise under the Master Separation Agreement or Ancillary Agreements, and otherwise waives any and all rights, claims and remedies relating to such management by Palm prior to the Effective Date. Palm’s duty to defend the Xerox Litigation is limited to using the same counsel for other defendants (if any) as Palm uses for its own defense; provided, however, that if such counsel cannot represent one or more of the other defendants (if any) due to a legal conflict of interest, then the Parties will use their best efforts to obtain a conflict waiver and if this cannot be done, then Palm shall be obligated to hire separate counsel.

(b) Palm shall periodically inform PalmSource of significant matters relating to the Xerox Litigation. Without limiting the terms of Section 2.1(a) above, Palm agrees to consult with PalmSource at its request, and to consider PalmSource’s input.

(c) Palm may consent to entry of any judgment or enter into any settlement or compromise any claim related to the Xerox Litigation without PalmSource’s consent; provided that Palm shall obtain PalmSource’s prior consent if the effect of such judgment or settlement is to (i) permit any injunction, declaratory judgment, other order or other non-monetary relief to be entered, directly or indirectly, against PalmSource, (ii) require the payment by PalmSource of future royalties, (iii) require PalmSource to make any payment not fully indemnified under this Agreement (other than payments made or costs incurred by PalmSource pursuant to Article 5), (iv) require PalmSource to grant any rights to any Person, including but not limited to a license to any of its intellectual property, or to take any action with respect to Covered OS Versions (other than such actions as are required pursuant to Article 5), or (v) otherwise affect the business, financial condition (including, but not by way of limitation, to require PalmSource to provide Xerox with debt, convertible debt or equity in PalmSource) or operations of PalmSource or the rights of Third Party Licensees, in each case under this clause (v) in a material way.

(d) Palm shall bear all costs and expenses (including without limitation attorneys’ fees) related to the Xerox Litigation (“Costs”) that are incurred beginning on June 1, 2003 (and in no event shall Palm be obligated to reimburse PalmSource for or to pay any invoices for any Costs incurred by PalmSource prior to such date and all such Costs incurred before such date shall remain the obligation of PalmSource); provided, however, that PalmSource understands and agrees that the following shall not be included as Costs: (a) the value of the time of PalmSource employees, consultants, and independent contractors spent on the Xerox Litigation, and (b) any fees or costs associated with PalmSource’s or its licensees’ hiring or use of its own independent counsel or other advisors for the Xerox Litigation (i.e., counsel different than the lead counsel selected and managed by Palm), provided that this clause (b) does not limit Palm’s obligations under Sections 2.1 and 3.1 of this Agreement. In addition, Palm shall have no obligation to reimburse PalmSource for any costs or expenses incurred by PalmSource in connection with the Xerox Litigation unless approved in advance in writing by Palm.

2.2 COOPERATION

(a) Each party shall cooperate fully with the other party in the defense of the Xerox Litigation in a manner that will preserve attorney-client privilege and attorney work product protection thereto, including the joint defense privilege.

(b) In the event that either party receives any notice or other communication in connection with the Xerox Litigation that may affect the other party’s rights and obligations under this Agreement, such party promptly shall notify the other party and provide a copy of such notice or communication or, if oral, information about such notice or communication in reasonable detail.

(c) PalmSource agrees to afford to Palm reasonable access to witnesses and Information that is reasonably required to defend the Xerox Litigation (as “Information” is defined pursuant to Section 1.4 of the Master Separation Agreement). The foregoing includes, but is not limited to, an obligation to provide access to qualified assistance to provide information, witnesses as necessary for trial and other proceedings, and documents to support the defense and respond to discovery requests.

ARTICLE 3

DAMAGES AND SETTLEMENT

3.1 INDEMNIFICATION AND DAMAGES. Palm shall indemnify and hold PalmSource harmless for and pay any and all liabilities, damages and all other monetary relief awarded to Xerox, however characterized, whether actual or enhanced, and any awards of costs, expenses and attorneys’ fees, in the Xerox Litigation. For the purposes of clarification, and notwithstanding the foregoing, Palm assumes no liability for infringement claims arising from or related to the development, use, reproduction, sale or distribution of any version of the Palm OS other than Covered OS Versions.

3.2 SETTLEMENT AMOUNTS. Palm shall pay any and all amounts required to be paid in an agreement by Palm to settle the Xerox Litigation; provided, however, that Palm shall not be required to pay future royalties that PalmSource agrees to pay under Section 2.1(c) above.

3.3 SHORTFALL. Palm represents and warrants that it shall make the payments and meet the obligations of Sections 3.1 and 3.2. If Palm does not pay, or arrange for payment, as required under Sections 3.1 or 3.2 above, or otherwise satisfy in full its obligations to Xerox with respect to the Xerox Litigation, within sixty (60) days of (i) entry of a judgment against Palm, or, enforcement of such judgment against Palm is stayed, then within sixty (60) days after all such stays terminate, or (ii) the date for payment specified in any settlement agreement or arrangement with Xerox, then PalmSource immediately shall pay to Xerox the full amount required under Sections 3.1 or 3.2 above which remains outstanding on such date. Such payment by PalmSource shall not limit the obligations of Palm set forth above in Sections 3.1 and 3.2 and, to the extent PalmSource pays any money or other damages to Xerox pursuant to this Section 3.3, Palm immediately shall reimburse PalmSource therefore. PalmSource shall also be entitled to recover from Palm interest on any unpaid principal balance from the date due until the date paid at the lesser of ten percent (10%) per year or the maximum rate permitted by law.

3.4 LIMITATION OF LIABILITY. THE FOREGOING STATES PALM’S ENTIRE LIABILITY TO PALMSOURCE ARISING OUT OF OR RELATED TO THE XEROX LITIGATION. IN NO EVENT SHALL PALM BE LIABLE TO PALMSOURCE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES ARISING OUT OF OR RELATED TO ANY BREACH OF THIS AGREEMENT; PROVIDED,

THAT THIS LIMITATION SHALL NOT LIMIT PALM’S OBLIGATIONS EXPRESSLY ASSUMED IN THIS AGREEMENT.

ARTICLE 4

FUTURE CLAIMS

In the event that any claim is brought against (i) PalmSource or (ii) a Third Party Licensee alleging infringement by such Third Party Licensee of the Xerox Patent with respect to the Covered OS Versions, Palm shall have the obligations set forth in this Agreement provided that Palm is notified of the claim within twenty (20) business days of written notice to PalmSource (but Palm shall only be relieved of its obligations to the extent that failure to notify prejudices Palm), given the exclusive authority to direct the defense or settlement negotiations, and rendered reasonable assistance. In the event that Palm pays to PalmSource any amounts in respect of a Third Party Licensee claim, then Palm’s obligations shall be extinguished with respect to those amounts and Palm will have no obligation to pay the same amounts directly to the Third Party Licensee notwithstanding any failure of PalmSource to pay the Third Party Licensee. Should PalmSource fail to pay money received from Palm for payment to a Third Party Licensee and Palm is obligated to, and does, make payment to such Third Party Licensee, Palm may recover from PalmSource any money paid to such Third Party Licensee up to the amount paid to PalmSource, with interest (provided that these payments are made with the express agreement of the Third Party Licensee that the payment extinguishes PalmSource’s liability with respect to that payment). Similarly, in the event that Palm pays to a Third Party Licensee any amounts in respect of a Third Party Licensee claim, then Palm’s obligations shall be extinguished with respect to those amounts and Palm will have no obligation to pay the same amounts directly to PalmSource.

ARTICLE 5

EXCLUSIONS; OTHER OBLIGATIONS

5.1 SOFTWARE LICENSE AGREEMENT. Except as specifically provided herein, this Agreement shall not affect any other rights or obligations of the parties as set forth in the Software License Agreement, including, by way of example and without limitation, any obligations of PalmSource to, at PalmSource’s expense, provide infringement remedies, such as providing non-infringing substitute products, conducting product recalls, modifying current products to avoid further infringement or procuring applicable licenses, all as set forth in such Software License Agreement.

5.2 OTHER OBLIGATIONS TO THIRD PARTY LICENSEES. Palm assumes no responsibility for obligations to Third Party Licensees under any Third Party Software License Agreements other than those obligations specifically assumed by Palm in this Agreement, including, by way of example and without limitation, any obligations of PalmSource to, at PalmSource’s expense, indemnify such licensees for any third party infringement claims other than the Xerox Litigation and to provide infringement remedies, such as providing non-infringing substitute products, conducting product recalls, modifying current products to avoid further infringement or procuring applicable licenses, all as set forth in such Third Party Software License Agreements. .

This Agreement does not affect any obligations of PalmSource pursuant to the Indemnification and Insurance Matters Agreement to indemnify Palm for a failure to perform such obligations.

5.3 FUTURE SOFTWA RE LICENSE AGREEMENTS AND OBLIGATIONS TO SUBSTITUTE. PalmSource represents that as of                      all licenses for the Palm OS entered into by PalmSource have been, and agrees that all licenses for the Palm OS entered into by PalmSource after the Effective Date will be, for versions that (i) are later than the Covered OS Versions or (ii) are otherwise not the subject matter of the Xerox Litigation. PalmSource further represents that as of                      it has, and agrees that it will continue to, use all reasonable commercial efforts to (a) notify Third Party Licensees, in accordance with the Third Party Software License Agreements, that the Covered OS Versions will no longer be certified by PalmSource; that Palm OS versions other than Covered OS Versions are available for their use; and that PalmSource will make all reasonable commercial efforts to assist and facilitate in the implementation of Palm OS versions other than Covered OS Versions, and (b) make available to Third Party Licensees an update to a Covered OS Version modified to avoid a claim of infringement under the Xerox Patent for any Covered OS Version that the Third Party Licensee is distributing.

ARTICLE 6

CONFIDENTIALITY

The terms of the Master Confidential Disclosure Agreement between the parties shall apply to any Confidential Information (as defined therein) that is the subject matter of this Agreement.

ARTICLE 7

TERMINATION

This Agreement shall remain in full force and effect unless and until terminated by the mutual written agreement of the parties. Each party acknowledges and agrees that its remedy for breach by the other party of this Agreement shall be, subject to the requirements of Article 8, to bring a claim to recover damages subject to the limitations of this Agreement and to seek any appropriate equitable relief, other than the termination of this Agreement.

ARTICLE 8

DISPUTE RESOLUTION

8.1 MEDIATION. If a dispute, controversy or claim (“Dispute”) arises between the parties relating to the interpretation or performance of this Agreement, appropriate senior executives (e.g. director or vice president level) of each party who shall have the authority to resolve the matter shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies. The initial meeting between the appropriate senior executives shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible. If the senior executives are unable to resolve the Dispute within thirty (30) days from the Dispute Resolution Commencement Date, and either party wishes to pursue its rights relating to such

Dispute, then the Dispute will be mediated by a mutually acceptable mediator appointed pursuant to the mediation rules of JAMS/Endispute within thirty (30) days after written notice by one party to the other demanding non-binding mediation. Neither party may unreasonably withhold consent to the selection of a mediator or the location of the mediation. Both parties will share the costs of the mediation equally, except that each party shall bear its own costs and expenses, including attorney’s fees, witness fees, travel expenses, and preparation costs. The parties may also agree to replace mediation with some other form of non-binding or binding Alternative Dispute Resolution (“ADR”).

8.2 ARBITRATION. Any Dispute which the parties cannot resolve through mediation within ninety (90) days of the Dispute Resolution Commencement Date, unless otherwise mutually agreed, shall be submitted to final and binding arbitration under the then current Commercial Arbitration Rules of the American Arbitration Association (“AAA”), by three (3) arbitrators in Santa Clara County, California. Such arbitrators shall be selected by the mutual agreement of the parties or, failing such agreement, shall be selected according to the aforesaid AAA rules. The arbitrators will be instructed to prepare and deliver a written, reasoned opinion stating their decision within thirty (30) days of the completion of the arbitration. The prevailing party in such arbitration shall be entitled to expenses, including costs and reasonable attorneys’ and other professional fees, incurred in connection with the arbitration (but excluding any costs and fees associated with prior negotiation or mediation). The decision of the arbitrator shall be final and non-appealable and may be enforced in any court of competent jurisdiction. The use of any ADR procedures will not be construed under the doctrine of laches, waiver or estoppel to adversely affect the rights of either party.

8.3 COURT ACTION. Any Dispute regarding the following is not required to be negotiated, mediated or arbitrated prior to seeking relief from a court of competent jurisdiction: breach of any obligation of confidentiality; infringement, misappropriation, or misuse of any intellectual property right owned by one party by the other party; any other claim where interim relief from the court is sought to prevent serious and irreparable injury to one of the parties or to others. However, the parties to the Dispute shall make a good faith effort to negotiate and mediate such Dispute, according to the above procedures, while such court action is pending.

8.4 CONTINUITY OF PERFORMANCE. Unless otherwise mutually agreed in writing, the parties will continue to honor all other commitments under this Agreement, the Master Separation Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article 8 with respect to all matters not subject to such dispute, controversy or claim.

ARTICLE 9

MISCELLANEOUS PROVISIONS

9.1 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties with respect to the Xerox Litigation and supersedes all terms in the Master Separation Agreement, the General Assignment and Assumption Agreement, the Litigation Disclosure Letter, the Indemnification and Insurance Matters Agreement, the Software License Agreement and all other Ancillary Agreements and any other prior written and oral and all contemporaneous oral agreements and understandings with respect to the Xerox Litigation. Except as specifically amended, restated, and clarified by this Agreement, the rights and obligation of the parties under the

Master Separation Agreement and the Ancillary Agreements (including the Software License Agreement) shall remain in full force and effect.

9.2 GOVERNING LAW. This Agreement shall be construed in accordance with and all Disputes hereunder shall be governed by the laws of the State of California, excluding its conflict of law rules and the United Nations Convention on Contracts for the International Sale of Goods. The Superior Court of Santa Clara County and/or the United States District Court for the Northern District of California shall have jurisdiction and venue over all Disputes between the parties that are permitted to be brought in a court of law pursuant to Section 8 above.

9.3 DESCRIPTIVE HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized term used but not otherwise defined herein, shall have the meaning assigned to such term in the Master Separation Agreement and the Ancillary Agreements. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.

9.4 NOTICES. Notices, offers, requests or other communications required or permitted to be given by either party pursuant to the terms of this Agreement shall be given in writing to the respective parties to the following addresses:

If to Palm:

Palm, Inc.

400 N. McCarthy Blvd.

Milpitas, California 95035

Attention: General Counsel

If to PalmSource:

PalmSource, Inc.

1240 Crossman Avenue

Sunnyvale, CA 94089

Attention: Chief Executive Officer

or to such other address as the party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance, termination, or renewal shall be sent by hand delivery, recognized overnight courier or, within the United States, may also be sent via certified mail, return receipt requested. All other notices may also be sent by fax, confirmed by first class mail. All notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark.

9.5 NONASSIGNABILITY. Neither party may, directly or indirectly, in whole or in part, whether by operation of law or otherwise, assign or transfer this Agreement without the other party’s prior written consent, and any attempted assignment, transfer or delegation without such prior written consent shall be voidable at the sole option of such other party. Without limiting the foregoing, this Agreement will be binding upon and inure to the benefit of the parties and their permitted successors and assigns.

9.6 SEVERABILITY. If any term or other provision of this Agreement is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7 FAILURE OR INDULGENCE NOT WAIVER; REMEDIES CUMULATIVE. No failure or delay on the part of either party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or the Exhibits attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

9.8 AMENDMENT. No change or amendment will be made to this Agreement except by an instrument in writing signed on behalf of each of the parties to such agreement.

9.9 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement.

WHEREFORE, the parties have signed this Agreement effective as of the Effective Date.

PALM, INC.		PALMSOURCE, INC.

By:	/s/ R. TODD BRADLEY	By:	/s/ DAVID C. NAGEL
Name:	R. Todd Bradley	Name:	David C. Nagel
Title:	President & CEO	Title:	CEO

[Signature Page to Xerox Litigation Agreement]

AMENDMENT NO. 1

XEROX LITIGATION AGREEMENT

This Amendment No. 1, dated this 22nd day of September, 2003, modifies that certain Xerox Litigation Agreement (the “Agreement”) executed on June 3, 2003, between Palm, Inc., a Delaware corporation (“Palm”), and PalmSource, Inc., a Delaware corporation (“PalmSource”).

For good and valuable consideration, the parties agree as follows:

1. Section 1.3. In Section 1.3 of the Agreement, the date June 1, 2003 is hereby inserted into the blank space.

2. Section 1.12. In Section 1.12 of the Agreement, the date January 31, 2003 is hereby inserted into the blank space.

3. Section 1.13. In Section 1.13 of the Agreement, the date January 31, 2003 is hereby inserted into both blank spaces.

4. Section 5.3. The first sentence of Section 5.3 of the Agreement is hereby deleted and replaced with the following:

“PalmSource represents that commencing on February 1, 2003, all licenses for the Palm OS entered into by PalmSource have been, and will be, for versions that (i) are later than the Covered OS Versions or (ii) are otherwise not the subject matter of the Xerox Litigation.”

Furthermore, in the second sentence of Section 5.3 of the Agreement, the date March 31, 2003 is hereby inserted into the blank space.

5. Agreement. Except as specifically amended by this Amendment No. 1, the Agreement shall remain in full force and effect.

In witness whereof, the parties have executed this Amendment No. 1 as of the date first above written.

PALM, INC.		PALMSOURCE, INC.

By:	/s/ MARY E. DOYLE	By:	/s/ DOREEN S. YOCHUM
Name:	Mary E. Doyle	Name:	Doreen S. Yochum
Title:	Senior Vice President & General Counsel	Title:	Chief Administrative Officer

[Signature Page to Amendment No. 1 to Xerox Litigation Agreement]